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                                                            Filed by Pfizer Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                           and deemed filed pursuant Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                   Commission File No: 001-02516
                                                Subject Company: Pharmacia Corp.


Articles from Pfizer newsletter disseminated to Pfizer employees through its internal intranet:

ON THE ROAD: PFIZER EXECUTIVES MEET OUR LARGEST INVESTORS
AUGUST 27, 2002

KEEPING STRONG TIES WITH INSTITUTIONAL INVESTORS WHO OWN LARGE BLOCKS OF STOCK CAN BE INVALUABLE FOR ANY COMPANY -- ESPECIALLY ONE INVOLVED IN THE YEAR'S LARGEST ACQUISITION. TO ENSURE THAT THIS CRITICAL AUDIENCE REMAINS AS INFORMED AND ENTHUSIASTIC AS POSSIBLE ABOUT THE PHARMACIA ACQUISITION, PFIZER SENIOR MANAGEMENT IS CONDUCTING A "ROAD SHOW" THAT IS TAKING THEM TO MAJOR FINANCIAL CENTERS THROUGHOUT THE UNITED STATES AND EUROPE.

HEADQUARTERS -- One aspect of Pfizer's mission is to become the world's most valued company to investors -- a tall order during a brutal bear market in which many investors have lost faith in publicly traded companies altogether. Now more than ever, the key to success for companies looking to satisfy investors is to meet their expectations -- not just in terms of "the numbers," but also in terms of frequent and candid communications.

Pfizer has nearly 2.5 million shareholders, but a large majority of our shares are owned not by individuals, but by a relatively small number of institutions, primarily mutual funds and pension funds. Their decision to buy, sell, or hold large blocks of Pfizer shares puts them in a unique position to influence the overall direction of our stock price. Keeping such investors apprised of major developments, therefore, is not merely polite, it makes good business sense as well.

Toward that end, senior Pfizer leaders -- often accompanied by Pharmacia CEO Fred Hassan -- have been spending a good part of their time since the Pharmacia acquisition was announced on a "road show" designed to build an understanding of and enthusiasm for the deal among institutional investors, many of which also own large amounts of Pharmacia shares. To date, the road show has traveled to six major cities, including London, New York, Boston, and Chicago. Meetings have been held with such well-known firms as Fidelity Investments, Alliance Capital, U.S. Trust, Smith Barney Asset Management, Morgan Stanley Investment Management, Janus, and Invesco.

Jim Gardner, vice president for Investor Relations, says that reaching out to our large shareholders is nothing new for Pfizer. In the early 1990s, Pfizer was one of the first companies to establish a department dedicated to corporate governance, helping to build strong ties with institutional investors. These ties proved invaluable in 1999, when Pfizer outbid American Home Products for Warner-Lambert, and they have been indispensable again during the current bear market in which institutional investors have punished big-name companies they no longer trust.
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"Even though Pfizer shares have been pulled down with the rest of the market over the past 12-18 months, the amount of our stock held by large institutional investors has held steady during that time -- an indication that we have earned their confidence and support," Gardner says. Ron Aldridge, senior director of Investor Relations, who has been working with Gardner to organize the road show and has attended every meeting, says the Pharmacia acquisition has been greeted with enthusiasm.

"We've been extremely pleased at the positive reception we've received," he says. "These investors have entrusted us with a great deal of their money and we have an obligation to keep them as informed as possible."

The positive reception that the Pfizer-Pharmacia deal has received from investors stands in stark contrast to the skepticism that has greeted other recent high-profile combinations, such as Hewlett Packard-Compaq and AOL-Time Warner. Indeed, Pfizer shares, which declined immediately following news of the Pharmacia deal, have since rallied and are now trading above where they were on the day of the announcement.

A COMPELLING CASE

The road show meetings can take the shape of formal presentations or more casual conversations around a conference room table. No matter the format, the central message being delivered by our leaders is clear -- Pfizer's acquisition of Pharmacia will broaden our scope, providing us with numerous new top- and bottom-line growth opportunities, while reducing our exposure to risk at a time when risk seems to be a concern throughout our industry. (The Cafe plans to explore these ideas in greater detail in coming weeks.

Additionally, senior management will be conducting "town hall meetings" with Pfizer and Pharmacia colleagues in September to further explain the benefits of the acquisition.)

As you might expect, the majority of time at these meetings is spent answering investors' questions. Here are some of the most common ones:

         - What must be done to ensure the sustained growth of Celebrex and Bextra? Pfizer has said that it intends to do additional studies designed to more clearly demonstrate the safety and efficacy of Celebrex and Bextra as arthritis and pain treatments. Furthermore, we will continue to search aggressively for new indications for these medicines, ranging from retinopathy to colon and other cancers.

         - How does the acquisition assist your efforts to maintain and sustain R&D productivity levels? Pfizer had already announced plans to file 15 new drugs for regulatory approval over the next five years. With Pharmacia, Pfizer now plans to file 20 new drug applications during this time period -- a pace that far outstrips any other pharmaceutical company. Pfizer's late-stage pipeline will be enhanced by promising Pharmacia compounds that include eplerenone, a new category of treatment for cardiovascular diseases; parecoxib, the first injectable COX-2 inhibitor; and CDP-870 for rheumatoid arthritis.
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         -        How are you approaching integration planning? Pfizer and
                  Pharmacia have been working closely together to ensure a smooth and swift transition process, calling upon the knowledge that both companies have gained from previous merger and acquisition experiences. The transition will be line driven. Transition teams covering major businesses and divisions have been formed, and they have already initiated a transition planning process.

Additional road show meetings are scheduled to take place over the next few months, with a goal of reaching the 30 largest investors (excluding index funds) in both Pfizer and Pharmacia. Pfizer hopes to complete the deal by the end of the year.

CONVERSATION AT THE CAFE: MAURICE RENSHAW ON WHAT THE PHARMACIA ACQUISITION WILL MEAN FOR PFIZER'S CONSUMER HEALTHCARE BUSINESS

AUGUST 27, 2002

PFIZER CONSUMER HEALTHCARE (CHC) HAS BEEN ON A ROLL LATELY. THE CAFE SAT DOWN WITH CHC PRESIDENT MAURICE RENSHAW TO LEARN MORE ABOUT A COMBINATION THAT WILL BRING TOGETHER TWO OF THE WORLD'S FASTEST GROWING GLOBAL CONSUMER HEALTHCARE BUSINESSES.

MORRIS PLAINS, New Jersey -- What does the Pharmacia deal mean to CHC? Will it allow you to fulfill your mission of becoming the fastest growing global consumer healthcare business?

Pfizer's acquisition of Pharmacia would bring together two of the world's fastest growing global consumer healthcare businesses. For the first half of this year, Pfizer Consumer Healthcare (CHC) was number one in growth, with Pharmacia a close second. Both businesses have as their mission to attain and sustain market-leading growth. The addition of Pharmacia also would put Pfizer in the number three spot in global sales, behind Johnson & Johnson and Procter & Gamble. What's more interesting to me than the scale of the business is that Pharmacia adds geographic presence in important areas, including Western Europe
- particularly the Nordic region - and Japan. This fits nicely with our strategic plan, which calls for a stronger position in key global regions.

What are some of Pharmacia's most important consumer products? Do they fit well with CHC's portfolio?

Pharmacia will bring in two heavyweight global healthcare brands - Nicorette/Nicotrol, for smoking cessation, and Rogaine, for hair re-growth. Again, this is a nice fit, since we do not now compete in either of these categories. In fact, Pharmacia's products overall represent a very strong strategic fit.

CHC has performed very strongly thus far in 2002. Does this transition threaten to throw you off course? How will you ensure a continued focus on performance and innovation?
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Right now, Pharmacia is the only other business in the global consumer healthcare industry growing anywhere near as fast as we are, so it doesn't throw us off course at all. To the contrary, the prospect of new global brands and categories, geographic expansion, and upside marketing opportunities should accelerate planned growth in coming years. I'm glad you mention innovation, since it is the Pfizer Value that we have put the most emphasis on at CHC. When I look at the creative new product ideas that our marketing and R&D colleagues are developing right now, and put that together with the prospect of the Pharmacia acquisition, I'm very excited about the future of our business.

You came to Pfizer through the Warner-Lambert acquisition. What are some of the keys to a successful transition from your perspective?

The objective is to design the best organization to sustain our market leading growth rates. This requires an intense period of planning, including a detailed analysis of capabilities, brands, and business operations. Once we've got the critical shareholder and regulatory approvals, we are committed to move with a sense of urgency to complete the integration in a timely manner.

Speed and decisiveness are key. People want clarity, and the sooner things are resolved, the easier it is to get the organization focused back on the business. Transparency and communication are also critical. Again, it's a matter of letting people know where the process stands and how it will proceed so they can make informed decisions. Treating people with respect isn't just a matter of feeling concern, it's a matter of demonstrating that concern by giving colleagues the information they need to make the right decisions for the business and for themselves.

Even after the acquisition, CHC will be a $3.5 billion business in a $48 billion company. What are the keys to success for a smaller division like yours to make its mark at Pfizer?

We have to achieve our mission of industry-leading growth. That's a fact of life for a consumer business in the world's #1 pharmaceutical company. Going beyond our annual profit growth targets also is critical to our success. That said, we bring important strengths to the table that make us a valuable strategic asset to Pfizer.

With our worldwide scope, we have the ability to take some of Pfizer's billion-dollar prescription products over the counter (OTC) at the appropriate time. Once a prescription product goes off patent, it still has the potential to earn very substantial returns. In this respect, a globally strong CHC is critical to long term optimization of Pfizer's assets. And an OTC brand can keep delivering sales and profits. Look at Listerine... growing in double digits, and primed to become CHC's first ever billion-dollar brand, in well over its hundredth year.

Over time, I'm sure you will see our collaboration with both PPG and PGRD continue to grow, especially as we continue to expand into new markets and new categories. An interesting area where we're currently collaborating with R&D is "naturaceuticals" - effective natural products that might be difficult to develop as an Rx molecule, but might come to market relatively quickly under OTC or food supplement regulations.

We have also become more agile. We are able to experiment in many areas, such as the inclusion of leadership behaviors into our formal performance management assessment program in 2001.
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Overall, I think CHC has relevance to the rest of the company. We sometimes can be a pioneer, an early adopter of new strategies and technologies, a test bed for new ideas. One small example - a web-based software program we're now using to foster innovation, which allows potentially thousands of colleagues, rather than only those involved in a particular line of business, to participate in developing new product ideas, or other innovations. We brought that from conception to implementation in just three months.

CHC is one of the most innovative businesses in the consumer healthcare industry. To me, we've got all the qualities of a great Pfizer business.

                                     * * * *

Safe Harbor Statement

This release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectation and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial operating results and benefits of the pending merger between Pfizer Inc. and Pharmacia Corp. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain shareholder or regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of Pfizer Inc. and Pharmacia Corp.; costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends: and the general economic environment. Neither Pfizer Inc. nor Pharmacia Corp. is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

We urge investors to read the Proxy Statement/Prospectus and any other relevant documents that Pfizer Inc. and Pharmacia Corp. have filed and will file with the Securities and Exchange Commission because they contain important information.

Pfizer and Pharmacia will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Pfizer free of charge by requesting them in writing from Pfizer Inc., 235 East 42nd Street, New York, New York 10017,
Attention: Investor Relations, telephone: (212) 573-2668. You may obtain documents filed with the SEC by Pharmacia free of charge by requesting them in writing from Pharmacia Investor Relations, Route 206 North, Peapack, New Jersey 07977, or by telephone at (908) 901-8000.
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Pfizer and Pharmacia, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Pfizer and Pharmacia in connection with the merger. Information about the directors and executive officers of Pfizer and their ownership of Pfizer shares is set forth in the proxy statement for Pfizer's 2002 annual meeting of shareholders. Information about the directors and executive officers of Pharmacia and their ownership of Pharmacia stock is set forth in the proxy statement for Pharmacia's 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.